

Mail Stop 3720

May 22, 2009

Thomas J. Heckman
Chief Financial Officer
Digital Ally, Inc.
7311 W. 130th, Suite 170
Overland Park, KS 66213

      Re: Digital Ally, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2008
            Filed March 10, 2009

            Form 10-Q for the Quarterly Period Ended March 31, 2009
            File No. 001-33899

Dear Mr. Heckman:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   Please discuss how the following items may impact current and future results:

- changes in credit lines;
- credit availability;
- parties with which you have credit lines;
- whether existing credit lines have matured or been called;
- whether backup credit lines are available;
- the ability to raise capital in a realistic evaluation of your current financial situation.

2.   Provide a robust discussion of your prospects for 2009 in a section on trends after considering the impact of the economic situation in the 4th quarter of 2008 and the 1st quarter of 2009. Please remember that there are two assessments that you must make where a trend, demand, commitment, event or uncertainty is known:

- Is the known trend, demand, commitment event or uncertainty likely to come to fruition? If you determine that it is not reasonably likely to occur, no disclosure is required; and,
- If you cannot make that determination, you must evaluate objectively the consequences of the known trend, demand, commitment, event or uncertainty, on the assumption that it will come to fruition. Disclosure is then required unless you determine that a material effect on the registrant's financial condition or results of operations is not reasonably likely to occur. Please note that "reasonably likely" is a lower threshold than "more likely than not" but a higher threshold than "remote." The concept of "reasonably likely" is used in the context of disclosure for MD&A purposes and is not intended to mirror the tests in SFAS 5 established to determine when an accrual is necessary, or when disclosure in the footnotes to the financial statements is required.

Please address the above and include the following in your discussion as well:

- The impact of changes in products;
- Any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations;

- If events that are likely to cause a material change in the relationship between costs and revenues, the change in the relationship should be disclosed; and
- To the extent there is a material increase in net sales, discuss the price versus volume mix (whether the overall increase is attributable to increases in prices or increases in the volume of goods and services being sold).

Result of Operations

3.	Your discussion regarding results of operations should not consist merely of numeric dollar and percentage changes measured from period to period of various line items on the income statement. You should address the underlying reasons for changes in the price versus volume mix. For example, if sales declined because the volume of goods sold decreased by 20%, but this was offset by a 10% increase in price, the discussion in MD&A should not stop once it identifies the price and volume components. In this example, the underlying factors that contributed to the decline in volume as well as the increase in selling prices should also be discussed. The focus should be on an analysis of the factors that caused these changes to occur. In providing this analysis, you may find it helpful to include a discussion of key variables and financial measures management is utilizing in managing the business. These variables may be non-financial in nature or may represent industry specific metrics. Furthermore, MD&A should fully explain the results of operations. For example, MD&A should not merely state that the increase in revenues and costs of revenues is due to a significant acquisition. Rather, the contribution of the recent acquisition to total revenues should be quantified to the extent possible, and any
increase or decrease in the underlying revenues of the pre-existing business should then be addressed.

For the Years Ended December 31, 2008 and 2007

Operating Expenses

Sales Commissions, page 25

4.	Please explain your statement regarding the increased expense being attributable to paying a commission for sales to an international customer. Please tell us to whom the commission was paid and discuss the detail. Expand disclosure in future filings and provide us with your proposed disclosure.

Liquidity and Capital Resources, page 26

5.	Discuss in detail why you have experienced increasing revenues and attained profitability in 2008 but also experienced a decline in cash flow from operations.

Critical Accounting Estimates, page 29

6.   Please note that an accounting estimate is recognized as a "critical accounting estimate" if:

- the accounting estimate requires you to make assumptions about matters that are highly uncertain at the time the accounting estimate is made; and
- different estimates that the company reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of your financial condition, changes in financial condition or results of operations.

To inform investors of each critical accounting estimate and to place it the context of your financial condition, changes in financial condition and results of operations, the following information is required:

- A discussion that identifies and describes the estimate, the methodology used, certain assumptions and reasonably likely changes;
- An explanation of the significance of the accounting estimate to your financial condition, changes in financial condition and results of operations and, where material, an identification of the line items in the your financial statements affected by the accounting estimate;
- A quantitative discussion of changes in line items in the financial statements and overall financial performance if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in certain assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate;
- A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance;

Sensitivity analyses should provide a quantitative discussion of how changes in variables will affect results rather than the blanket statements that you are calling sensitivity analyses. Please revise. Please provide us with your proposed disclosures.

Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-7

7.   We note that you sell primarily through a network of unaffiliated
        distributors/sales agents and they have significant accounts receivable balances.
        Please tell us about your return policy and disclose it in future filings. If
        appropriate, please tell us your consideration of the guidance in SFAS 48.

8.   In order to evaluate the appropriateness of your revenue recognition accounting
        policy, tell us in detail the nature and terms of your relationship with both your
        distributors and sales agents. In your response address, among other factors, the
        following:

        •   Does the distributor act as a principal or as an agent in your relationship with
            you?
        •   Who do you consider your customer?
        •   Do you bill the ultimate customer or the distributor?
        •   What is the nature of the service the distributor provides to you?
        •   How do you compensate the distributor?
        •   Do you ship the merchandise directly to the customer?
        •   What are the credit terms and the return policy?
        •   We note that you had an account receivable balance of $8,117,515 at March
            31, 2009 and revenues of $4,389,184 for the three months ended March 31,
            2009. Therefore, it appears that your sales collections have been minimal.
            Tell in detail why. Tell us whether there is an oral or written agreement
            whereby the distributor can wait to pay you until the merchandise is sold to
            the end user.

        Considering the nature of our comment, tell us in more detail why you believe
        that your current revenue recognition accounting policy is appropriate. In your
        response address your consideration to SFAS 48 and SAB 101, as amended by
        SAB 104.

Accounts Receivable, page F-7

9.   We note your policy that a trade receivable is considered to be past due if any
        portion is outstanding for more than 30 days beyond terms. In light of your
        significant accounts receivable balances at December 31, 2008 and March 31,
        2009, tell us and disclose in future filings your terms for payment of your
        accounts receivable. If the terms vary, tell us about the different terms, to whom

they are offered and the reason for the different terms. Based on your policy we would have expected larger allowances for doubtful accounts. Please reconcile.

Inventories, page F-11

10.   Inventories, net of reserves, were $8,359,961 and $8,117,515 at December 31, 2008 and March 31, 2009 whereas cost of revenue for 2008 was $12,980,683 and was $2,529,644 for the three months ended March 31, 2009. Your inventories seem excessive, especially in light of your plans to discontinue your existing products and introduce a new product in 2009. Please reconcile your unreserved inventory balances with your needs for such inventory.

Note 6. Pledged Assets and Bank Line of Credit, page F-12

11.   Please tell us and discuss in future filings how the minimum tangible net worth of $15 million is computed. We note that your only line of credit is dependent upon this covenant and a review of your balance sheets at December 31, 2008 and March 31, 2009 would cause one to believe that you may be close to the limit.

Note 7. Accrued Expenses, page F-13

12.   Please explain to us in detail and discuss in future filings in Critical Accounting Estimates how you compute your warranty reserve. It seems that the amount that was charged off against the reserve was greater than the outstanding reserve at December 31, 2008. How did you assess the adequacy of the reserve?

Form 10-Q for March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments for the Company

Overview, page 17

13.   Please revise your statement in the last paragraph regarding the significant growth in revenues to discuss the first quarter results of 2009 that may be an indicator that previous trends may not be sustainable.

Results of Operations

Revenues, page 18

14.   Expand your discussion in the first bullet to include trends for 2009.

Cost of Revenue, page 19

15.   Please quantify the equipment discussed in the last sentence of the first paragraph and include it in your discussion of Liquidity and Capital Resources.

Liquidity and Capital Resources, page 22

16.   Expand to discuss in detail the impact of declining sales and the overall economic situation, and your plans to address increased future capital requirements.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director